UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

2Q2024 Operating Results of Shinhan Financial Group

On July 26, 2024, Shinhan Financial Group released its operating results for 2Q 2024. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2024	1Q 2024	QoQ Change (%)	2Q 2023	YoY Change (%)
Revenue*	Specified Quarter	17,971,913	20,122,213	-10.69	13,583,594	32.31
	Cumulative	38,094,126	20,122,213	-	32,565,499	16.98
Operating Income	Specified Quarter	1,852,543	2,068,236	-10.43	1,736,047	6.71
	Cumulative	3,920,779	2,068,236	-	3,492,233	12.27
Income before Income Taxes	Specified Quarter	1,871,439	1,790,505	4.52	1,728,416	8.27
	Cumulative	3,661,944	1,790,505	-	3,585,179	2.14
Net Income	Specified Quarter	1,450,986	1,347,829	7.65	1,268,780	14.36
	Cumulative	2,798,815	1,347,829	-	2,683,123	4.31
Net Income Attributable to Controlling Interest	Specified Quarter	1,425,479	1,321,532	7.87	1,238,265	15.12
	Cumulative	2,747,011	1,321,532	-	2,626,223	4.60

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS

No.1117, ‘Insurance Contracts’.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2024	1Q 2024	QoQ Change (%)	2Q 2023	YoY Change (%)
Revenue*	Specified Quarter	11,189,259	12,659,857	-11.62	8,297,354	34.85
	Cumulative	23,849,116	12,659,857	-	20,129,193	18.48
Operating Income	Specified Quarter	1,351,723	1,496,859	-9.70	1,061,475	27.34
	Cumulative	2,848,582	1,496,859	-	2,289,176	24.44
Income before Income Taxes	Specified Quarter	1,415,558	1,220,698	15.96	1,018,691	38.96
	Cumulative	2,636,256	1,220,698	-	2,258,522	16.72
Net Income	Specified Quarter	1,124,946	928,849	21.11	749,064	50.18
	Cumulative	2,053,795	928,849	-	1,680,697	22.20
Net Income Attributable to Controlling Interest	Specified Quarter	1,124,845	928,615	21.13	749,000	50.18
	Cumulative	2,053,460	928,615	-	1,680,548	22.19

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2024	1Q 2024	QoQ Change (%)	2Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,547,150	1,521,890	1.66	1,305,006	18.56
	Cumulative	3,069,040	1,521,890	-	2,665,925	15.12
Operating Income	Specified Quarter	247,444	237,048	4.39	201,675	22.69
	Cumulative	484,492	237,048	-	404,908	19.65
Income before Income Taxes	Specified Quarter	249,211	240,086	3.80	199,057	25.20
	Cumulative	489,297	240,086	-	403,010	21.41
Net Income	Specified Quarter	195,149	185,647	5.12	150,388	29.76
	Cumulative	380,796	185,647	-	317,604	19.90
Net Income Attributable to Controlling Interest	Specified Quarter	194,278	185,055	4.98	150,206	29.34
	Cumulative	379,333	185,055	-	316,916	19.70

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		2Q 2024	1Q 2024	QoQ Change (%)	2Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,707,232	1,882,486	-9.31	1,522,492	12.13
	Cumulative	3,589,718	1,882,486	-	3,387,237	5.98
Operating Income	Specified Quarter	218,114	217,141	0.45	235,722	-7.47
	Cumulative	435,255	217,141	-	422,563	3.00
Income before Income Taxes	Specified Quarter	217,212	213,517	1.73	242,849	-10.56
	Cumulative	430,729	213,517	-	417,206	3.24
Net Income	Specified Quarter	158,715	154,192	2.93	177,870	-10.77
	Cumulative	312,907	154,192	-	311,682	0.39
Net Income Attributable to Controlling Interest	Specified Quarter	158,715	154,192	2.93	177,870	-10.77
	Cumulative	312,907	154,192	-	311,682	0.39

* Represents operation revenues on financial statement

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS

No.1117, ‘Insurance Contracts’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 26, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer